Exhibit 2.14

Ref:  419022

1 December 2016

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

UPDATE ON STRATEGIC PROCESS / FUNDING

Paladin Energy Ltd (Paladin or the Company) (ASX:PDN / TSX:PDN) wishes to provide a further update regarding the previously announced strategic initiatives and funding.  As announced on 10 November 2016, definitive documents regarding the potential sale of a 24% interest in the Langer Heinrich Mine (LHM) for US$175M to CNNC Overseas Uranium Holdings Ltd (COUH) (the LHM Stake Sale) are yet to be executed and it is no longer likely the transaction will close by the end of the fourth quarter of CY2016.  Whilst discussions with COUH continue, the Company is actively investigating alternative contingencies to assist with respect to its 30 April 2017 US$212M repayment obligation for the 2017 convertible bonds and any additional working capital requirements it may have going forward if the current low uranium spot price persists.  In that regard, as a continuation of its strategic review, the Company has commenced discussions with key stakeholders including certain convertible bond holders regarding potential options to address the Company’s balance sheet position.

The Company will keep the market informed of material developments concerning the LHM Stake Sale and the Company’s broader strategic review as and when such developments occur.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au